[Howtek Logo]


                                                   Filed by Howtek, Inc.
                                                   pursuant to Rule 425 of the
                                                   Securities Act of 1933 and
                                                   also deemed filed pursuant to
                                                   Rule 14a-12 of the Securities
                                                   Exchange Act of 1934.

                                                   Subject Company:Intelligent
                                                   Systems Software,Inc.


                                                   NEWS RELEASE

                                                   For Immediate Release

Press Contact
Connie Webster
21 Park Ave.
Hudson, NH 03051
Phone:  (603) 882-5200 ext. 204
Fax:  (603) 880-3843
E-mail:  cwebster@howtek.com
Web: www.howtek.com

            Howtek Announces 2001 Year End and Fourth Quarter Results

Hudson, NH, March 25, 2002 - Howtek, Inc. (NASDAQ:HOWT) reported today the financial results for the year ended December 31, 2001. Sales for 2001 were $4,835,297 and the Company recorded a net loss of $2,620,771, compared with sales of $7,793,517 and a net loss of $1,827,648 for the year ended December 31, 2000. During the same period, operating expenses were reduced to $3,439,557 in 2001, from $3,595,661 in 2000. Sales for the fourth quarter of 2001 were $1,250,508 and the Company recorded a net loss of $635,032, compared with sales of $1,557,588 and a net loss of $830,056 for the fourth quarter of 2000. Operating expenses were reduced 30%, to $688,715 in the fourth quarter of 2001, from $977,905 for the comparable period in 2000. The Company's performance on lower overall sales was improved by reduced overhead and expenses.


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

As expected, sales of the Company's prepress and graphic arts products, including related maintenance and repair services, decreased by $1,788,047, from $3,319,407 in 2000 to $1,531,360 in 2001. During the fourth quarter of 2001 the Company increased inventory reserves associated with existing graphic arts product lines by $300,000.

The Company's FotoFunnel batch Photographic print scanner, introduced during 2000, contributed sales of $988,199 for the year ended December 31, 2001, compared with sales of $2,217,798 for the year ended December 31, 2000. Almost all FotoFunnel sales in 2000 were made to one reseller, which purchased the scanners in connection with an Internet-driven business model that proved unsuccessful. The Company has since established alternative positioning and distribution channels for its FotoFunnel product line, including Noritsu America Corporation, which offers and promotes the FotoFunnel scanner as an accessory with certain of its minilab and photo-finishing products.

Sales of Howtek's medical imaging products increased from $2,256,312 for the year ended December 31, 2000, to $2,315,738 for the year ended December 31, 2001. Howtek's medical product sales were made primarily to the Company's respective "integration partner" or resellers which add software and other components to Howtek's products to provide a full medical imaging solution to their customers. The Company believes that there was a softening in the telemedicine and Picture Archiving and Communications Systems (PACS) segments of the medical market place during 2001, and that some customer purchases were deferred or reconsidered as a result of economic factors generally.

The Company has made a significant investment in time and resources in developing and supporting OEM customers using its digitizers in computer assisted diagnosis of breast cancer systems and applications. In January2002, the FDA approved for sales in the United States, Computer Assisted Detection
(CAD) systems incorporating Howtek digitizers offered by two of the Company's OEM customers. The Company expects that recent Federal legislation which provides increased reimbursement for digital and


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

computer assisted diagnosis of breast cancer may provide further support to growing Howtek sales in this market area.

Scott Parr, Howtek's President and CEO, commented, "We have now navigated the decline in graphic arts sales, and we believe that FotoFunnel will make a contribution to revenuesin the current year. Moreover, we believe our commitment to digitizers that can be incorporated into CAD systems has been a correct one. Key customers of Howtek have now successfully completed the FDA approval process for devices which include Howtek digitizers."

"We have also developeda new generation of radiographic film digitizer, optimized for CAD applications. Howtek's new "Fulcrum" film digitizer is the first digitizer designed from the outset to address the specialized requirements of computer assisted detection of disease. The first application of the Fulcrum digitizer is expected to be computer assisted detection of breast cancer, with the Fulcrum digitizer employed in third party CAD systems to convert film-based mammograms to digital form for computer analysis. Engineering and test samples from the Fulcrum digitizer are now available, with initial production for computer assisted detection of breast cancer applications scheduled for the fourth quarter of 2002. The Fulcrum digitizer", concluded Parr, "builds on Howtek's FotoFunnel, Image Funnel and MyLivingRecord product technologies, culminating a technology development plan which has for some time been based on cross utilization of technologies and convergence of development efforts".

In February, Howtek announced that it has entered into a definitive agreement with Intelligent Systems Software Inc. ("ISSI"), a privately held company based in Boca Raton, Florida, pursuant to which ISSI would merge with and into a subsidiary of Howtek. In January 2002, ISSI received approval from the U.S. Food and Drug Administration (FDA) to market and sell ISSI's new MammoReader(TM) Computer Aided Detection CAD system in the United States. ISSI has since begun sale and installation of its MammoReader systems. The completion of the merger is subject to the registration of the shares of Howtek common stock to be issued in the merger under the Securities Act


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

of 1933, as amended, and other customary conditions, including approval of the merger by stockholders of both Howtek and ISSI. It is expected that the merger will be consummated by June 30, 2002.

Parr characterized the proposed merger as a logical and beneficial step for Howtek, "We believe there is a large and immediate market for CAD systems like those offered by ISSI," Parr explained. "There are approximately 20,000 mammography centers located throughout the world. Approximately 10,000 of these centers are located in the United States. Economic, marketing and legal factors shoulddrive mammography centers to adopt CAD technology, which, together with newly implemented medical reimbursement programs through Medicare, Medicaid and private insurers that may wholly support acquisition of such systems, have created a significant potential market for computer aided detection of breast cancer systems. By combining software and hardware development capabilities in one company, we believe we will have the opportunity to achieve a significant position in this potential market . We believe this potential market could approach $1 billion."

Robert Howard, Howtek's founder and Chairman of the Company's Board of Directors, added, "Over the past several years we have restructured Howtek's basic business model and objectives. Our merger with ISSI should allow us to capitalize on those changes."

About Howtek, Inc.

Howtek designs, engineers, and manufacturers digital image scanners, film digitizers and related software for applications in the medical imaging, women's health and photographic markets.

Howtek has scheduled a conference call for 10:00 AM (EST) on March 26, 2002 to review yearend results and related matters. To participate dial 1-416-695-9706 approximately 5 to 10 minutes prior to the scheduled start time. There will also be a simultaneous broadcast live over the Internet which can be accessed at - http://www.vcall.com/EventPage.asp?ID=80992.


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

Additional Information

In connection with the merger with ISSI, Howtek will be filing a prospectus/proxy statement with the Securities and Exchange Commission. Investors and security holders of Howtek and ISSI are invited to read the prospectus/proxy statement regarding the business combination transaction referenced in the foregoing information, when it becomes available. Howtek expects to mail a prospectus/proxy statement about the transaction to its stockholders. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) and other documents filed by Howtek free of charge from the Securities and Exchange Commission's website at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained from Howtek free of charge by directing such requests to the respective address listed above.

Howtek and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Howtek with respect to the approval of the transactions contemplated by the agreement. Information regarding such officers and directors will be set forth in the proxy statement/prospectus.

Certain statements contained in this overview may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks of uncertainty of patent protection, the impact of supply and manufacturing constraints or difficulties, product market acceptance, possible technological obsolescence, increased competition, litigation, the uncertainty of stockholder and other approvals necessary to consummate the proposed merger with ISSI, the effects of a decline in the economy in markets served by the Company and other risks detailed in the Company's other filings with the Securities and Exchange Commission. The words "believe", "demonstrate", "intend", "expect", "estimate", "anticipate", "likely", and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made.


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

                                  HOWTEK, INC.

                            Statements of Operations

                                         Three Months Ended            Year Ended
                                            December 31,               December 31,

                                   2001            2000            2001            2000
                                   ----            ----            ----            ----
Sales                         $  1,250,508    $  1,557,588    $  4,835,297    $  7,793,517

Cost of sales                    1,192,733       1,390,473       3,936,406       5,893,490

Gross profit                        57,775         167,115         898,891       1,900,027

Operating costs                    688,715         977,905       3,439,557       3,595,661

Interest expense                     4,092          19,266          80,105         132,014

Net loss                      $   (635,032)   $   (830,056)   $ (2,620,771)   $ (1,827,648)

Preferred dividends                 37,470          31,394         155,050          72,589
Accreted dividends                      --         996,283              --         996,283

Net loss available to
   common shareholders        $   (672,502)   $ (1,857,733)   $ (2,775,821)   $ (2,896,520)

Net loss per share
  Basic and diluted                 ($0.05)         ($0.14)         ($0.20)         ($0.22)

Weighted shares outstanding
  Basic and diluted             14,575,477      13,482,394      13,950,119      13,373,086

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